Form 11-K
ANNUAL REPORT PURSUANT
TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-10351
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PCS U.S. Employees’ Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Potash Corporation of Saskatchewan Inc.
122 – 1st Avenue South
Saskatoon, Saskatchewan, Canada S7K 7G3

PCS U.S. Employees’
Savings Plan
Financial Statements as of
December 31, 2007 and 2006, and for the
Year Ended December 31, 2007,
Supplemental Schedules as of and for the Year
Ended December 31, 2007, and Report of Independent
Registered Public Accounting Firm

PCS U.S. EMPLOYEES’ SAVINGS PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007	4-10

SUPPLEMENTAL SCHEDULES:	11

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007	12

Form 5500, Schedule H, Part IV, Question 4a — Delinquent Participant Contributions for the Year Ended December 31, 2007	13
Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Participants of
the PCS U.S. Employees’ Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the PCS U.S. Employees’ Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, and schedule of delinquent participant contributions for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/  Deloitte & Touche LLP

June 25, 2008

PCS U.S. EMPLOYEES’ SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Participant-directed investments — at fair value (Note 3)	$308,761,983	$225,655,920
Receivables:
Company performance contribution	3,162,842	3,026,590
Participant contributions	59
Company matching contributions	22
Unsettled trades	1,056,128	236,087

Total assets	312,981,034	228,918,597

LIABILITIES — Corrective distributions payable	(52,165)

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	312,928,869	228,918,597

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	388,918	705,374

NET ASSETS AVAILABLE FOR BENEFITS	$313,317,787	$229,623,971

See notes to financial statements.

PCS U.S. EMPLOYEES’ SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Contributions:
Company matching contributions	$2,721,988
Company performance contribution	3,162,842
Participant contributions	8,578,937
Rollover contributions	687,028

Total contributions	15,150,795

Investment income:
Net appreciation in fair value of investments (Note 3)	84,625,896
Interest and dividends	9,904,567

Net investment income	94,530,463

Net other	8,268

Total additions	109,689,526

DEDUCTIONS:
Benefits paid to participants	(25,908,306)
Corrective distributions	(52,165)
Administrative expenses	(35,239)

Total deductions	(25,995,710)

INCREASE IN NET ASSETS	83,693,816

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	229,623,971

End of year	$313,317,787

See notes to financial statements.

PCS U.S. EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

1. DESCRIPTION OF PLAN
The following description of the PCS U.S. Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.
General — The Plan is a defined contribution plan sponsored by PCS Administration (USA), Inc. (the “Company”) covering all eligible employees of the Company; PCS Phosphate Company, Inc.; PCS Sales (USA), Inc.; certain employees of White Springs Agricultural Chemicals, Inc.; and certain employees of PCS Nitrogen, as defined in the Plan Document. The Employee Benefits Committee of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions — Participants may contribute up to 50% of base compensation each year, as defined in the Plan Document, subject to certain Internal Revenue Code (IRC) limitations. These contributions may be pretax contributions and/or after-tax contributions. Participants who are age 50 and over may also make additional “catch-up” contributions.
The Plan has an Automatic Enrollment provision, under which new participants are set up with a 3% pretax deferral unless they formally waive participation or elect a different participation level.
The Company will match $.50 for each $1.00 of participant contributions, excluding catch-up contributions, up to 6% of base compensation, subject to certain limitations as described in the Plan agreement and the Internal Revenue Code of 1986, as amended. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans (rollover contributions), which are not eligible for the Company match.
The Company may also make a discretionary Company Performance Contribution ranging from 0% to 3% of each eligible participant’s base pay. The Company made a 2007 Company Performance Contribution of 3% of each eligible participant’s base pay.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s Matching Contribution, the Company’s Performance Contribution when applicable, and allocations of Plan earnings, and is charged with withdrawals, an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Investments — Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Potash Corporation of Saskatchewan Inc. (PCS) Common Stock, a selection of mutual funds, and one pooled investment stable value fund. The U.S. Government Reserves Fund is used to maintain dividends distributed with the ESOP option and is not available as a participant-directed investment option. The PCS stock purchase account is a money market fund that is used in the recordkeeping of the purchases and sales of fractional shares of Company stocks and is not available as a participant-directed investment option.

Participants who are enrolled in the Plan under the Automatic Enrollment provision and who have not otherwise directed, will have their contributions and the employer contributions invested in the Plan’s “default fund”, which has been designated as the Fidelity Freedom Funds, specifically the Freedom Fund that has a target retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.
Vesting — Participants are immediately vested in their account balances.
Participant Loans — Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the participant contribution portion of their account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at two percentage points above the rate for five-year U.S. Treasury notes on the last day of the preceding calendar quarter in which the funds are borrowed. Loans for the purchase of a primary residence bear interest at the standard lending rate for 20-year fixed rate home mortgage loans. Principal and interest are paid ratably through payroll deductions.
Payments of Benefits — On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s interest in his or her account; or monthly, quarterly, or annual installments over the participant’s estimated life span. Other forms of benefits are also provided to participants whose accounts were transferred from other plans. A participant may elect to receive payment of benefits prior to termination of service, as defined in the Plan. Participants may elect to receive their investment in the PCS Stock Fund in cash or in whole shares of PCS Common Stock. The Plan includes an ESOP feature with a dividend payout program whereby participants may elect to receive dividends paid on their shares of PCS Common Stock in the PCS Stock Fund.
Plan Amendments — Effective January 1, 2007, the Plan was restated and submitted for a new determination letter. Effective January 8, 2007, the Plan’s “default fund” was designated as the Fidelity Freedom Funds, specifically the Freedom Fund that has a target retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The PCS common stock is valued at quoted market price. The Fidelity Managed Income Portfolio II (the “Portfolio”) is stated at fair value and then adjusted to contract value.

Fair value of the Portfolio is the sum of the fair value of the underlying investments. Contract value of the Portfolio is the sum of participant and Company contributions, plus accrued interest thereon. Participant loans are valued at the outstanding loan balances.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and pooled fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
The Fidelity Managed Income Portfolio II — The Portfolio is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The Portfolio may invest in fixed interest insurance company investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Fair value of the Portfolio is the net asset value of its holdings at year-end. Underlying securities for which quotations are readily available are valued at their most recent bid prices or are valued on the basis of information provided by a pricing service. Fair value of the underlying investment contracts is estimated using a discounted cash flow model.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Portfolio at contract value. The crediting interest rates were 4.64% and 4.37% at December 31, 2007 and 2006, respectively, which were based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2007, was 4.42%.
New Accounting Guidance — In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management believes the impact that will result from adopting SFAS No. 157 on the statements of net assets available for benefits and changes in net assets available for benefits will not be material, but additional disclosures will be required.
Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or the Plan Sponsor, as provided in the Plan Document.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2007 and 2006.
Corrective Distributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3. INVESTMENTS
The Plan’s investments are shown below. Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, are marked with an asterisk:

	2007		2006
Fixed Income and Bond Funds:
Fidelity Managed Income Portfolio II	$51,297,329	*	$58,829,765	*
Fidelity Retirement Money Market Portfolio	12,058,360		11,732,316	*
Fidelity Institutional Short-Intermediate Government Fund	4,750,749		4,758,840
Fidelity U.S. Government Reserves Fund	106		75
Equity Funds :
Pacific Financial Research Clipper Fund			2,095,304
Davis NY Venture A	22,990,080	*
Legg Mason Value Trust FI Class	12,532,591		16,907,734	*
ABF Large Cap Value Inst	1,077,722
Fidelity Puritan Fund	14,599,046		16,554,366	*
Fidelity Growth Company	13,113,757		13,450,936	*
Fidelity Growth and Income Portfolio			25,471,436	*
Fidelity Overseas Fund	11,171,496		9,735,490
Fidelity Mid-Cap Stock Fund	6,131,163		6,856,814
Fidelity Small Cap Stock Fund	3,793,533		5,461,251
Fidelity Freedom Income	376,539		324,677
Fidelity Freedom 2000	224,206		516
Fidelity Freedom 2005	227,484		31,624
Fidelity Freedom 2010	1,949,177		1,076,012
Fidelity Freedom 2015	1,574,249		707,783
Fidelity Freedom 2020	1,749,410		1,099,618
Fidelity Freedom 2025	1,472,832		983,115
Fidelity Freedom 2030	543,761		262,079
Fidelity Freedom 2035	218,239		254,635
Fidelity Freedom 2040	649,570		1,370,118
Fidelity Freedom 2045	44,740
Fidelity Freedom 2050	45,451
Fidelity Spartan US Equity Index Fund	10,033,768		12,205,675	*
PCS Common Stock	130,454,684	*	30,128,525	*
PCS Stock Purchase Account	2,308		1,060
Participant Loans	5,679,633		5,356,156

Total at fair value	$308,761,983		$225,655,920

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Fixed Income and Bond Funds:
Fidelity Institutional Short-Intermediate Government Fund	$114,016
Equity Funds:
Pacific Financial Research Clipper Fund	137
Davis NY Venture A	1,327,138
Legg Mason Value Trust FI Class	(1,780,417)
ABF Large Cap Value Inst	(62,043)
Fidelity Puritan Fund	(604,676)
Fidelity Growth Company	2,225,295
Fidelity Growth and Income Portfolio	(209,633)
Fidelity Overseas Fund	743,048
Fidelity Mid-Cap Stock Fund	95,336
Fidelity Small Cap Stock Fund	(311,040)
Fidelity Freedom Income	(1,464)
Fidelity Freedom 2000	(3,257)
Fidelity Freedom 2005	3,282
Fidelity Freedom 2010	9,624
Fidelity Freedom 2015	3,280
Fidelity Freedom 2020	78
Fidelity Freedom 2025	28,281
Fidelity Freedom 2030	6,850
Fidelity Freedom 2035	5,355
Fidelity Freedom 2040	38,891
Fidelity Freedom 2045	(845)
Fidelity Freedom 2050	(685)
Fidelity Spartan US Equity Index Fund	447,912
PCS Common Stock	82,551,433

Net appreciation of investments	$84,625,896

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of investment funds managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.
At December 31, 2007 and 2006, the Plan held 906,187.027 and 629,952.426 shares, respectively, of common stock of Potash Corporation of Saskatchewan (“Potash Corporation”), the parent company of the Plan sponsor, with a cost basis of $37,966,366 and $12,648,816, respectively. The shares listed above have been restated for the 3-for-1 stock split to shareholders of record on May 22, 2007. During the year ended December 31, 2007, the Plan recorded dividend income of $260,245.
5. PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6. FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter, dated November 13, 2001, that the Plan was designed in accordance with applicable IRC requirements. The Plan has been amended since receiving the determination letter. However, the Company and Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
7. NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS
In 2007, a full correction was made to the participant’s account whose 2006 contributions totaling $2,681 had not been remitted to the trustee on a timely basis as required by Regulation 2510.3-102 of ERISA, and Form 5330 has been filed.
For two employees, contributions for the pay period ending March 10, 2007, totaling $112 had not been remitted to the trustee on a timely basis as required by Regulation 2510.3-102 of ERISA.
8. SUBSEQUENT EVENTS
Plan Amendments — Effective January 1, 2008, the Plan added distribution/withdrawal options to (1) allow eligible participants to establish an installment payment program based on a fixed, constant amount, (2) request a hardship withdrawal for expenses for the repair of damage to the Participant’s principal residence that would qualify for the casualty deduction under Code section 165, and (3) allow a direct rollover distribution for a non-spouse beneficiary.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of the financial statements to the Form 5500 is as follows:

	2007	2006
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$313,317,787	$229,623,971
Corrective distributions payable at December 31	52,165
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(388,918)	(705,374)
Company Performance contribution receivable	(3,162,842)
Participant contributions receivable	(59)
Company matching contributions receivable	(22)
Rounding	(1)

Net assets available for benefits per the Form 5500, at fair value	$309,818,110	$228,918,597

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$83,693,816
Corrective distributions payable at December 31	52,165
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	316,456
Company Performance contribution receivable	(3,162,842)
Participant contributions receivable	(59)
Company matching contributions receivable	(22)
Rounding	(1)

Net income per Form 5500	$80,899,513

******

SUPPLEMENTAL SCHEDULES

PCS U.S. EMPLOYEES’ SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

		Description of Investment,
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
	Lessor, or Similar Party	Par, or Maturity Value	Cost**	Value
	SHARES OF REGISTERED INVESTMENT COMPANIES:
	Davis Selected Advisors, L.P.	Davis NY Venture A		$22,990,080
	Legg Mason Fund Advisor, Inc.	Value Trust FI Class		12,532,591
	American Beacon Advisors, Inc.	ABF Large Cap Value Inst		1,077,722
*	Fidelity Management Trust Company	Puritan Fund		14,599,046
*	Fidelity Management Trust Company	Growth Company		13,113,757
*	Fidelity Management Trust Company	Overseas Fund		11,171,496
*	Fidelity Management Trust Company	Retirement Money Market Portfolio		12,058,360
*	Fidelity Management Trust Company	Mid-Cap Stock Fund		6,131,163
*	Fidelity Management Trust Company	Small Cap Stock Fund		3,793,533
*	Fidelity Management Trust Company	Freedom Income		376,539
*	Fidelity Management Trust Company	Freedom 2000		224,206
*	Fidelity Management Trust Company	Freedom 2005		227,484
*	Fidelity Management Trust Company	Freedom 2010		1,949,177
*	Fidelity Management Trust Company	Freedom 2015		1,574,249
*	Fidelity Management Trust Company	Freedom 2020		1,749,410
*	Fidelity Management Trust Company	Freedom 2025		1,472,832
*	Fidelity Management Trust Company	Freedom 2030		543,761
*	Fidelity Management Trust Company	Freedom 2035		218,239
*	Fidelity Management Trust Company	Freedom 2040		649,570
*	Fidelity Management Trust Company	Freedom 2045		44,740
*	Fidelity Management Trust Company	Freedom 2050		45,451
*	Fidelity Management Trust Company	Spartan US Equity Index Fund		10,033,768
*	Fidelity Management Trust Company	Institutional Short-Intermediate Government Fund		4,750,749
*	Fidelity Management Trust Company	U.S. Government Reserves Fund	$106	106

	COMMINGLED POOL —
*	Fidelity Management Trust Company	Managed Income Portfolio II		51,297,329

*	POTASH CORPORATION OF SASKATCHEWAN	PCS Common Stock, 906,187.027 shares		130,454,684
*	PCS stock purchase account	Money Market	2,308	2,308

*	PARTICIPANT LOANS	Due 2008 through 2027; interest rates		5,679,633

	TOTAL ASSETS HELD FOR INVESTMENT			$308,761,983

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

PCS U.S. EMPLOYEES’ SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a —
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

	Relationship to Plan,
Identity of Party	Employer, or Other
Involved	Party-In-Interest	Description of Transactions	Amount
PCS Administration (USA), Inc.	Employer/Plan Sponsor	The February 28, 2006 participant contribution for one employee was not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	$243.76
PCS Administration (USA), Inc.	Employer/Plan Sponsor	The March 31, 2006 participant contribution for one employee was not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	243.76
PCS Administration (USA), Inc.	Employer/Plan Sponsor	The April 28, 2006 participant contribution for one employee was not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	243.76
PCS Administration (USA), Inc.	Employer/Plan Sponsor	The May 30, 2006 participant contribution for one employee was not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	243.76
PCS Administration (USA), Inc.	Employer/Plan Sponsor	The July 5, 2006 participant contribution for one employee was not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	243.76
PCS Administration (USA), Inc.	Employer/Plan Sponsor	The July 28, 2006 participant contribution for one employee was not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	243.76
PCS Administration (USA), Inc.	Employer/Plan Sponsor	The August 31, 2006 participant contribution for one employee was not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	243.76
PCS Administration (USA), Inc.	Employer/Plan Sponsor	The September 29, 2006 participant contribution for one employee was not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	243.76
PCS Administration (USA), Inc.	Employer/Plan Sponsor	The October 18, 2006 participant contribution for one employee was not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	121.88
PCS Administration (USA), Inc.	Employer/Plan Sponsor	The October 31, 2006 participant contribution for one employee was not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	121.88
PCS Administration (USA), Inc.	Employer/Plan Sponsor	The November 21, 2006 participant contribution for one employee was not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	121.88
PCS Administration (USA), Inc.	Employer/Plan Sponsor	The November 29, 2006 participant contribution for one employee was not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	121.88
PCS Administration (USA), Inc.	Employer/Plan Sponsor	The December 20, 2006 participant contribution for one employee was not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	121.88
PCS Administration (USA), Inc.	Employer/Plan Sponsor	The December 29, 2006 participant contribution for one employee was not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	121.88
PCS Administration (USA), Inc.	Employer/Plan Sponsor	The March 10, 2007 participant contributions for two employees was not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	112.01

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

PCS U.S. Employees Savings Plan
(Name of Plan)
Date: June 26, 2008	/s/ Barbara Jane Irwin
Barbara Jane Irwin
Senior Vice President, Administration PCS Administration (USA), Inc., as Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Deloitte & Touche LLP